77O Transactions effected pursuant to Rule 10f-3

On May 3, 2004, Colonial Investment Grade Municipal Trust (Fund) purchased 300,000 par value of bonds of Puerto Rico Public Improvement 5.00% 7/1/30 (Securities) for a total purchase price of $316,353 from Goldman, Sachs & Co. pursuant to a public offering in which Bank of America Securities acted as a participating underwriter. Bank of America Securities may be considered to be an affiliate of the Fund. The following information was collected pursuant to Rule 10f-3 procedures adopted by the Fund's Trustees:

o The Fund's advisor, Columbia Management Advisors, Inc. believed that the gross underwriting spread associated with the purchase of the Securities was reasonable and fair compared to the spreads in connection with similar underwritings of similar securities being sold during a comparable period of time;

o The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

o The issuer of the Securities has been in continuous operation for at least three years;

o The amount of Securities purchased did not exceed 25% of the amount of the offering;

o The Securities were to be purchased at not more than the public offering price no later than the first day of the offering.

Along with Quick & Reilly, Inc., the following is a list of members of the underwriting syndicate for the aforementioned Securities: Citigroup Global Markets, Inc. Banc of America Securities LLC; Lehman Brothers; UBS Financial Services, Inc.; J.P. Morgan Securities, Inc.; Merrill Lynch & Co.;
Morgan Stanley; Ramirez & Co., Inc.; Raymond James & Associates; Wachovia Bank, National Association.